UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-21777

GOLDEN QUEEN MINING CONSOLIDATED LTD.

(Exact name of registrant as specified in its charter)

2300 – 1066 West Hasting Street

Vancouver, British Columbia

(604) 921-7570

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

On March 27, 2020, pursuant to an Arrangement Agreement, dated February 10, 2020, between Falco Resources Ltd. (“Falco”) and Golden Queen Mining Consolidated Ltd. (“Golden Queen”), Falco acquired all of the issued and outstanding common shares of Golden Queen, which was completed by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia).

Pursuant to the requirements of the Securities Exchange Act of 1934, Golden Queen Mining Consolidated Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 16, 2020	GOLDEN QUEEN MINING CONSOLIDATED LTD.

	By:	/s/ Anthony Glavac
	Name:	Anthony Glavac
	Title:	Chief Financial Officer